Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                                             May                                                                                                    2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: May 11, 2004	By	/s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, Tuesday, May 11 2004

Electrolux will close vacuum cleaner factory in Västervik, Sweden

(ELUX) Electrolux has decided to discontinue production of vacuum cleaners in Västervik, Sweden. Production will gradually be transferred to the Electrolux vacuum cleaner factory in Hungary. Production will continue during 2004, and is expected to end in the first quarter of 2005.

In February 2004, Electrolux announced that it was investigating a possible transfer of the vacuum cleaner production in Västervik to Hungary.

“We have now finalized our investigation of the factory in Västervik,” says Magnus Yngen, head of the Floor Care & Light Appliances business sector. “We have also carefully studied the investigation performed by the employee consultant. Both investigations show that it is not possible to overcome the cost disadvantages of manufacturing vacuum cleaners in Sweden. We will now go forward with the discussions with the unions regarding the conditions for the closure.”

The Electrolux vacuum cleaner factory in Västervik has approximately 500 employees. The closure of the factory will incur a total cost of approximately SEK 200m, the majority of which will be taken as a charge against operating income in the second quarter of 2004. The yearly savings are estimated to be approximately SEK 150m.

Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.

PRESS RELEASE	Stockholm, May 11, 2004

Board convenes an Extraordinary General Meeting on June 16, 2004 for implementation of the share redemption offer

(ELUX) The Annual General Meeting on April 21, 2004 resolved on a share redemption offer to the shareholders of Electrolux. The application period for the redemption offer runs for the period May 4 — June 1, 2004. The Board of Directors of Electrolux has today decided to convene an Extraordinary General Meeting to be held on June 16, 2004, at which the shareholders are proposed to adopt the resolutions required for implementation of the redemption offer.

The Board of Directors proposes that the Extraordinary General Meeting decides on a reduction of Electrolux share capital of no more than SEK 76,652,650, through redemption of no more than 15,330,530 shares. For each redeemed share SEK 200 will be paid, i.e. in total no more than SEK 3,066,106,000.

In order to achieve speedier payment to the shareholders, the Board of Directors also proposes that the company’s share capital shall be increased by no more than SEK 76,652,650, through a new issue of no more than 15,330,530 redeemable shares of series C. The subscription price is SEK 5 per share. Handelsbanken shall subscribe for the new shares with deviation from the shareholders’ preferential rights. The reason for deviation from the shareholders’ preferential rights is that the resolution on redemption of shares and the payment to the shareholders pursuant to the redemption offer may be executed without the delay of obtaining court approval, if, at the same time, an amount equal to the reduction amount is contributed to the company by way of a new issue of shares. Handelsbanken has undertaken to subscribe for these shares of series C and to have them redeemed. Furthermore, the Board of Directors proposes that the decisions by the Extraordinary General Meeting inlcude reduction of the company’s share capital through redemption of the newly issued shares of series C.

Notice of the Extraordinary General Meeting will be made public around May 26, 2004. The Board of Directors’ complete proposal for resolutions at the Extraordinary General Meeting, with stipulation of the exact reduction amounts, the number of shares to be redeemed and the number of new shares to be issued, will be made public no later than June 9, 2004.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information
Electrolux Press Hotline is available at +46 8 657 65 07.